# AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

07027386

2 October 2007

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy each of the Announcements dated 28 September 2007 and 1 October 2007 in relation to the following for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) Re: Application for further extension of time to comply with Paragraph 8.14C(2) and Practice Note No.17/2005 ("PN17") of Bursa Malaysia Securities Berhad's ("Bursa Securities") Listing Requirements;

2) Re: Monthly Announcement pursuant to Paragraph 3.1(b) of the Amended PN17 issued by Bursa Securities; and

3) Re: Decision in respect of the De-listing of the Securities of the Company from the Official List of Bursa Securities.

Please contact the undersigned if you have any queries.

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
OCT 23 2007
THOMSON
FINANCIAL

10/19

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

General Announcement
Reference No **MM-070928-66237**

| | | |
|---|---|---|
| Submitting Merchant Bank | : | AMINVESTMENT BANK BERHAD |
| Company Name | : | AMSTEEL CORPORATION BERHAD |
| Stock Name | : | AMSTEEL |
| Date Announced | : | 28/09/2007 |

Type : **Announcement**
Subject : **AMSTEEL CORPORATION BERHAD ("AMSTEEL" OR "COMPANY")**

**APPLICATION FOR FUTHER EXTENSION OF TIME TO COMPLY WITH PARAGRAPH 8.14C (2) AND PRACTICE NOTE NO. 17/2005 ("PN17") OF BURSA MALAYSIA SECURITIES BERHAD'S LISTING REQUIREMENTS ("LISTING REQUIREMENTS")**

Contents :

We refer to the Company's announcement dated 1 August 2007 on the approval for an extension of time from Bursa Malaysia Securities Berhad **("Bursa Securities")** until 30 September 2007 for the Company to make the requisite announcement of the Company's regularisation plan **("RA")** and 31 October 2007 to submit its regularisation plan to the Securities Commission and other relevant authorities for approval **("Submissions")** and the Company's announcement on 28 September 2007 on the status of the regularisation plan and to notify that the Company had made an application to Bursa Securities for a further extension of time for the Company to make the RA and the Submissions **("Application")**.

AmInvestment Bank Berhad, on behalf of the Board of Directors of Amsteel, hereby announce that Bursa Securities, had vide its letter dated 28 September 2007 informed that Bursa Securities is not able to consider the Application as the decision to grant the Company an extension of time as stated in their earlier letter dated 1 August 2007 was final.

Hence, in the event the Company fails to make the RA in accordance with paragraph 8.14C and PN17 of the Listing Requirements by 30 September 2007, Bursa Securities will proceed to de-list and remove the securities of the Company from the Official List of Bursa Securities upon the expiry of 7 market days from the date the Company is notified by Bursa Securities or such other date as may be specified by Bursa Securities.

This announcement is dated 28 September 2007.

General Announcement
Reference No MM-070928-56424

| | | |
|---|---|---|
| Submitting Merchant Bank | : | AMINVESTMENT BANK BERHAD |
| Company Name | : | AMSTEEL CORPORATION BERHAD |
| Stock Name | : | AMSTEEL |
| Date Announced | : | 28/09/2007 |

Type : **Announcement**
Subject : **AMSTEEL CORPORATION BERHAD ("AMSTEEL" OR "COMPANY") MONTHLY ANNOUNCEMENT PURSUANT TO PARAGRAPH 3.1(B) OF THE AMENDED PRACTICE NOTE NO. 17/2005 ("PN17") ISSUED BY BURSA MALAYSIA SECURITIES BERHAD ("BURSA SECURITIES")**

Contents :

This announcement is dated 28 September 2007.

We refer to the following announcements of the Company:-

i) on 8 May 2006 in relation to the classification of the Company as an Affected Listed Issuer pursuant to PN17;

ii) on 26 February 2007 in relation to the notice to show cause on the de-listing of the securities of the Company;

iii) on 2 July 2007 in relation to Bursa Securities' decision to de-list the securities of the Company from the Official List of Bursa Securities at 9.00 a.m. on Thursday, 12 July 2007 (**"Decision"**);

iv) on 9 July 2007 in relation to the Company's submission of an appeal to Bursa Securities' Appeals Committee to re-consider the Decision; and

v) on 1 August 2007 in relation to the approval for an extension of time from Bursa Securities until 30 September 2007 for the Company to make the requisite announcement of the Company's regularisation plan (**"RA"**) and 31 October 2007 to submit its regularisation plan to the Securities Commission and other relevant authorities for approval (**"Submission"**).

AmInvestment Bank Berhad (*formerly known as AmMerchant Bank Berhad)* (a member of AmInvestment Bank Group), on behalf of the Board of Directors of Amsteel, hereby announce that the Company had on 27 September 2007 made an application to Bursa Securities for a further extension of time for the Company to make the RA and the Submission as the Company together with its advisers are still in discussion with the lenders of the Amsteel Group to regularise its financial condition.

**General Announcement**
Reference No **MM-071001-62924**

| | | |
|---|---|---|
| Submitting Merchant Bank | : | **AMINVESTMENT BANK BERHAD** |
| Company Name | : | **AMSTEEL CORPORATION BERHAD** |
| Stock Name | : | **AMSTEEL** |
| Date Announced | : | **01/10/2007** |

| | | |
|---|---|---|
| Type | : | **Announcement** |
| Subject | : | **AMSTEEL CORPORATION BERHAD ("AMSTEEL" OR "COMPANY") DECISION IN RESPECT OF THE DE-LISTING OF THE SECURITIES OF AMSTEEL FROM THE OFFICIAL LIST OF BURSA MALAYSIA SECURITIES BERHAD** |

Contents :

This announcement is dated 1 October 2007.

The Company had on 28 September 2007 announced that Bursa Malaysia Securities Berhad's **("Bursa Securities")** had vide its letter dated 28 September 2007 notified the Company that it was not able to consider the application for a further extension of time for the Company to make the requisite announcement of the Company's regularisation plan **("RA")** and to submit its regularisation plan to the Securities Commission and other relevant authorities for approval, and that in the event the Company fail to make the RA by 30 September 2007, Bursa Securities will proceed to de-list the securities of the Company from the Official List of Bursa Securities upon the expiry of 7 market days from the date the Company is notified by Bursa Securities or such other date as may be specified by Bursa Securities.

AmInvestment Bank Berhad *(formerly known as AmMerchant Bank Berhad)* (a member of AmInvestment Bank Group), on behalf of the Board of Directors of Amsteel, hereby announce that Bursa Securities had vide its letter dated 1 October 2007 informed the Company that the securities of the Company will be removed from the Official List of Bursa Securities at **9.00 am** on **Thursday, 11 October 2007**

With respect to the securities of the Company which are currently deposited with Bursa Malaysia Depository Sdn Bhd **("Bursa Depository")**, the securities may remain deposited with Bursa Depository notwithstanding the de-listing of the securities from the Official List of Bursa Securities. It is not mandatory for the securities of the Company to be withdrawn from Bursa Depository.

Alternatively, shareholders of the Company who intend to hold their securities in the form of physical certificates, can withdraw these securities from their Central Depository System accounts maintained with Bursa Depository at anytime after the securities of the Company have been de-listed from the Official List of Bursa Securities by submitting an application form for withdrawal in accordance with the procedures prescribed by Bursa Depository. Shareholders of the Company can contact any Participating Organisation of Bursa Securities and/or Bursa Securities' General Line at 03-2034 7000 for further information on the withdrawal procedures.

END